INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

September 22, 2010

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: American Restaurant Concepts, Inc.

Registration Statement on Form S-1

Amendment No. 5

File No. 333-161792

Dear Mr. Shuman:

We have filed on EDGAR the above Amendment No. 5.  Responses to the comments in your letter dated August 18, 2010 are as follows:

Table of Contents, page 4

1.

Please revise to include page numbers of the various sections or subdivisions of the prospectus.  Refer to Item 502(a) of Regulation S-K.

The Table of Contents has been amended to include a reference to the Risk Factors section, which we assume is the omission that you noted.

Risk Factors, page 8

General

2.

Please provide a separate risk factor discussing the auditors' determination that there is substantial doubt about your ability to continue as a going concern and the observation in the auditors' report that the financial statements do not include any adjustments that might result from the outcome of that uncertainty. This risk factor should be prominently positioned at the beginning of the risk factors section.

The Company has added the following risk factor as the first risk factor, which it believes adequately addresses your concern:

Our auditor has expressed uncertainty about our ability to continue as a going concern.

In their audit report for the period ending December 27, 2009, our auditor expressed an opinion that substantial concern exists as to whether we can continue as an ongoing business.  As of June 27, 2010, we had current assets of $19,435 and current liabilities of $469,429.  In addition, we have an accumulated deficit of ($833,578).  Included in our current liabilities is a bank loan with a balance of $285,664 as of June 27, 2010 which matures in November 2010, unless we negotiate a further extension of the loan.   Due to the fact that we have no commitment from the bank to extend the loan, and no commitment from investors to inject capital sufficient to repay the loan, you may be investing in a company that may have to cease operations, in which case you could lose your entire investment.  We may also have to allocate any capital we raise to repayment of the bank loan, in which event we may not have capital to implement our business strategies.  See the “December 27, 2010 Audited Financial Statements - Auditors' Report". Because we have been issued an opinion by our auditors that substantial concern exists as to whether we can continue as a going concern, it may be more difficult to attract investors.

3.

In your response to prior comment 6, you indicate that Mr. Rosenberger intends to devote 30 hours per week to your business, as well as 30 hours per week to Hot Wings Concepts.  Please include corresponding risk factor disclosure, alerting investors that Mr. Rosenberger's time may be allocated between your business and another entity. Address any potential conflicts of interest that may result from Mr. Rosenberger's involvement in such other venture. This comment also applies to the business activities of Mr. Shaw, as it appears that he is currently president of Crescent Hill Corporation, a business advisory company. Consider discussing any potential conflicts of interest that may be posed regarding corporate opportunities that are presented by the existing and prospective business activities of your named executive officers and the company's business.

The Company has added a risk factor disclosing the fact that Messrs. Rosenberger and Shaw have outside business interests that detract from the time they spend with the company, which is set forth below.  Rather than deal with the conflict of interest issues in this risk factor, the Company elected to add a separate risk factor to address the conflict of interest issues inherent in Mr. Rosenberger’s dealings with the Company.  The Company did not add a risk factor dealing with any conflicts of interest relating to Mr. Shaw’s outside business interests because none of his outside business interests involve doing business with the Company.  The risk factors do not address potential conflicts arising from prospective corporate opportunities because the Company considered those too remote, since for example the Company has to devote all of its financial resources to increasing its franchise network and lacks the current financial resources to take advantage of any corporate opportunities that might present themselves.

Our officers and directors do not devote all of their time to us because of outside business interests, which could impair our ability to implement our business strategies.

Michael Rosenberger, our chief executive officer, is also the owner of Hot Wings Concepts, Inc., one of our franchisees which owns and operates three restaurants.  Mr. Rosenberger estimates that he spends 30 hours per week on our business affairs and 30 hours per week working for Hot Wings Concepts, Inc.  James Robert Shaw, our vice president, estimates that he spends about 30 hours per week working for us and 30 hours per week working on other business interests.  The fact that Messrs. Rosenberger and Shaw have outside business interests could lessen their focus on our business, and jeopardize our ability to implement our business strategies.

Our Chief Executive Officer and Chairman has a material conflict of interest with respect to our trademark rights and one of our franchisees.

We license the trademarks we use in our business from a company owned by Michael Rosenberger, our chief executive officer.  Mr. Rosenberger also owns Hot Wings Concepts, Inc., which is our largest single franchisee with three restaurants.  To the extent issues arise between us and the companies owned by Mr. Rosenberger, our sole disinterested director and officer may not be able to adequately represent our interests, and any resolution may not be on arms-length terms.

"We are also exposed to risks from uncertainties both as to potential regulator action and potential adverse market reaction if we are unable to conclude we have effective internal control over financial reporting ...," page 21

4.

We note that there is uncertainty as to whether you will be able to conclude that your internal controls over financial reporting are effective when you are required to conduct the evaluation. Tell us why you do not also address uncertainties as to future evaluations of effectiveness of disclosure controls and procedures. Consider alerting investors that material adjustments have been made to your previously reported financial statements.  Discuss the implications and uncertainties that may result from these restatements as to future assessments of your effectiveness.

The Company has modified this risk factor to address the issues raised in your comment.  The risk factor, with the additional language underlined, as set forth below.

Regardless of what happens to Section 404, under SEC rules we must still establish an ongoing program to evaluate and test internal controls over financial reporting controls to comply with the requirements for the year ended December 31 in the fiscal year after the fiscal year in which this registration statement is declared effective.  Because we are not currently required to and have not performed these tests, there is uncertainty as to whether we will be able to conclude that our internal controls over financial reporting are effective when we are required to conduct the evaluation.  In particular, we have concern that we may not satisfy these tests since we have recently made material restatements to our financial statements.  We have analyzed the factors that caused the restatements, and as a result have implemented processes to increase the flow of information among senior management and outside professionals, and supplemented our inhouse bookkeeper with the services of an outside CPA.  Ultimately, we will need to hire an experienced chief financial officer.  In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404 or under SEC Rules, the SEC or other regulators could take legal action against us and the market will negatively react to this inability, and the market prices of our shares could be reduced.

Selling Shareholders, page 22

5.

In response to prior comment 5, you state that 12,000 shares were valued at $.25 per share and 246,000 shares were valued at $.30 per share.  Please revise to clarify the corresponding share price received in the separate transaction you refer to. Consistent with Item 507 of Regulation S-K identify clearly which shares were acquired for $.25 and those for $.30 per share.

Actually, Item 507 does not require disclosure of the amount paid by each selling shareholder, and a review of other selling shareholder registration statements indicates that this information is rarely included by issuers or required by the SEC.  Nevertheless, the Company has modified this section to disclose the share price of each transaction.  The selling shareholder section as modified is set forth on Exhibit A hereto.

Directors, Executive Officers, Promoters, and Control Persons, page 28

6.

You state that Mr. Shaw was the president of In Touch Parents, Inc., a child protection company, from June 2005 to August 2006. Elsewhere, you state that Mr. Shaw was the president from June 2004 to August 2006. Please reconcile these seemingly conflicting statements.

Mr. Shaw’s biography has been changed to reflect the correct dates of his employment by In Touch Parents, Inc., as follows:

From June 2004 to August 2005, he was President of In Touch Parents, Inc, a child protection company.

Description of Business

Food Preparation, Quality Control and Purchasing, page 34

7.

You utilize T. Marzetti Company for the production of your signature sauces. In your response letter, please provide a reasoned analysis of whether you are materially dependent upon this sole source supplier. As applicable, include a risk factor. Tell us whether you have a written agreement with the sole source supplier, in addition to the confidentiality agreement. To the extent you are materially dependent upon any such agreement (such as a supply or other production contract), file that document as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company has not changed any language in the Form S-1 in response to this comment.  The only written agreement that the Company has with T. Marzetti Company is a confidentiality agreement with respect to the sauce recipes that the Company provides to T. Marzetti to manufacture the sauces.  Specifically, there is no supply or production contract, and all sauces are produced and delivered by T. Marzetti on an open account basis.  The Company does not consider its relationship with T. Marzetti to present any material risk to the Company.  In the event T. Marzetti became unable to continue as the Company’s supplier of sauces (such as, for example, if it went out of business), the Company believes that there are many other companies that could and would mix the sauces to the specifications of the Company for a comparable cost, such that the Company could switch vendors at any time with little or no disruption to its business.

Executive Compensation

Summary Compensation Table, page 48

8.

Please revise to mark clearly which column in your table correlates with the applicable footnote disclosure.  Please note that the receipt of non-cash compensation as salary or bonus must be disclosed in a separate corresponding footnote to the table. Revise, accordingly. Refer to Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.

The notes to the Executive Compensation table have been rewritten so that there are separate notes to each column in the table.  Set forth below is the table and notes as rewritten:

Name and principal position	Year	Salary $	Bonus $(1)	Stock Awards $(2)	All other Compensation $(3)	Total $

Michael Rosenberger, President	2009	$ 433,479	$ 70,397	$ 15,000	$ 126,930	$ 645,806
	2008	$ 100,451	$ -	$ -	$ 440,359	$ 540,810

[1] Mr. Rosenberger’s bonus in 2009 consisted of $70,397 of indebtedness he owed us that was forgiven as a bonus.

[2] Mr. Rosenberger’s stock award in 2009 consisted of 50,000 shares of common stock that were valued at $15,000.

[3] Mr. Rosenberger’s other compensation for 2009 consisted of $111,051 of personal credit card charges on a company credit card, $26,550 of royalties from a franchised location that were paid to Mr. Rosenberger’s mother, $5,531 of payroll expenses paid on behalf of a franchised location owned by Mr. Rosenberger’s mother, and $32,706 of payments made to stores owned by Hot Wings Concepts, Inc., less $48,908 of amounts repaid by Mr. Rosenberger.  Mr. Rosenberger’s other compensation for 2008 consisted of $333,234 of distributions to Mr. Rosenberger, $82,025 of personal credit card charges on a company credit card, $4,350 of royalties from a franchised location that were paid to Mr. Rosenberger’s mother, and $20,750 of royalties due from a restaurant owned by his mother that were waived.

9.

In response to prior comment 5, you indicate that 50,000 shares were issued to each of Messrs. Rosenberger and Shaw as bonus compensation, valued at $76,800; however, it does not appear that you have included these shares in your summary compensation table. Please revise accordingly and ensure to include disclosure applicable to Mr. Shaw, as we note from your disclosure on page 28 that he has served as vice president since October 2008. Refer to Item 402(m)(l)(2)(ii) of Regulation S-K, which requires disclosure of the two most highly compensated executive officers other than the principal executive officer at the end of the last completed fiscal year.

Actually, $76,800 refers to the value of all 258,000 shares issued for services, which included 50,000 shares valued at $15,000 issued to each of Messrs. Rosenberger and Shaw.  While the Company believes that that is what the section currently states, out of an abundance of caution it has rewritten that language, which is set forth below:

From January 15, 2009 to June 14, 2009, we issued 258,000 shares for paralegal, business plan development, office support/secretarial/business development and branding, accounting, securities legal and operational support to thirteen individuals.  We valued theses shares at $76,800 based on the price at which we were contemporaneously selling shares to cash investors at the time of issuance of the shares for services.  In particular, 12,000 of the shares were valued at $0.25 per share and 246,000 of the shares were valued at $0.30 per share.  The shares issued for services included 50,000 shares issued to each of Messrs. Rosenberger and Shaw as bonus compensation, which were valued at $0.30 per share, or $15,000 each.

The shares issued to Mr. Rosenberger were included in the summary compensation table.  See Response to Comment 8 herein.  The Company did not include Mr. Shaw in the summary compensation table because Instruction 1 to Item 402(m)(2) allows a registrant to omit any executive officer whose total compensation did not exceed $100,000, such as Mr. Shaw.

10.

It appears from your loan agreement with Bank of America, filed as Exhibit 10.4 that Rosalie Rosenberger served as a vice president of the company as of October 30, 2008.  Please tell us whether Ms. Rosenberger continues to serve as a vice president of the company.  Provide us with your analysis as to whether Ms. Rosenberger is deemed an executive officer of the company and whether disclosure responsive to Item 402(n) of Regulation S-K should be included for her.

Mr. Rosenberger resigned as an officer on December 31, 2008.  In late 2008, Ms. Rosenberger was 85 years old, and because of her advanced age the Company did not consider Ms. Rosenberger to be acting in a policy making role, and therefore she would not have met the standard for an executive officer, despite her title.  Even if she were an executive officer, the Company does not believe that it would need to mention her in the executive compensation section since she did not receive compensation in excess of $100,000 in 2008.  See Instruction 1 to Item 402(m)(2).

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Sources of Capital, page 44

11.

We note that the report from your independent registered public accounting firm states you have an accumulated deficit of ($788,382) and have maturing a "significant loan due in the fourth quarter of 2010."  We further note that you have filed as an exhibit to your registration statement a forbearance agreement with Bank of America in which it appears that you are currently in default under your loan agreement. Please address these liquidity issues in management's discussion and analysis, as well as your business section, to help investors better understand your financial condition.  Please note that Item 303(a)(1) of Regulation S-K requires disclosure of any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Discuss what course of action will be taken or that you propose to take to address deficiencies in your liquidity position. Consider including corresponding risk factor disclosure, as appropriate.

The liquidity and sources of capital section has been rewritten to address the issues identified in this comment.  The section as rewritten read as follows:

Our balance sheet as of June 27, 2010 reflects cash of $4,880, current assets (excluding restricted cash) of $18,300, current liabilities of $468,294 (excluding liabilities payable from restricted cash), and a working capital deficit of ($449,994).  As of December 27, 2009, we had cash of $105,782, current assets (excluding restricted cash) of $107,398, current liabilities of $482,196 (excluding liabilities payable from restricted cash), and a working capital deficit of ($374,798).   Our working capital deficit increased in the six months ended June 27, 2010, as we incurred an operating loss of about ($45,000) and also used resources to reduce bank debt, accounts payable and a rescission liability.

As of June 27, 2010, our current liabilities included $285,664 that we owed on a bank loan that is due in November 2010.  We are confident that we will be able to negotiate an extension of the bank debt.  If we do not negotiate an extension, we will need to raise money from the sale of common stock to generate funds to repay the loan.  However, at this time, we have neither a commitment from the bank to extend the loan or a commitment from investors to invest in us.  As a result, our auditor has raised substantial concern about our ability to continue as a going concern.

Based on our analysis and operating budget for the next twelve months, we believe that cash flows generated from franchise fees and royalties will be sufficient to fund our operating expenses for the next twelve months.  These expenses include marketing, advertising, commissions and administrative expenses, as well as increased administrative expenses attributable to increased legal and accounting fees associated with being a reporting company.

However, in order to implement our business plan to expand our franchise system to new geographic areas, we believe we need approximately $1.5 million over the next five years.  The additional funds will be needed to hire the personnel to locate, qualify, train and supervise additional franchisees.  We also may need additional funds to repay our bank indebtedness.  Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth and other plans as well as our financial condition and results of operations.  Additional equity financing, if available, may be dilutive to the holders of our common stock and may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate and expand.

12.

We note your disclosure that you "believe that cash flows generated from franchise fees and royalties will be sufficient to fund [y]our operating expenses for the next 12 months."  In view of your working capital deficit of $344,863 as of March 28, 2010 and your "substantial concern about [y]our ability to continue as a going concern," as disclosed on page F-16, please explain how you reached this conclusion and how your disclosures comply with Section IV of SEC Release 33-8350 and FRC 501.03(a).

The Company differentiates between cash needed to pay “operating expenses” from cash needed to pay indebtedness that are not operating expenses (like the bank debt) and cash needed to hire personnel to expand its franchise system.  The changes to this section should make this clear, to the extent it was not previously clear.  See Response to Comment 11 herein.

Financial Statements

General

13.

Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Amendment No. 5 of the Form S-1 includes the Company’s unaudited financial statements for the period ending June 27, 2010.

Report of Independent Registered Public Accounting firm, page F-3

14.

We note from you disclosure on page F-17 that you restated your financial statements as of and for the year ended December 31, 2008.  However the report of your independent registered public accounting firm does not include an explanatory paragraph related to the restatement.  Please tell us how your auditors considered including an explanatory paragraph referring to the restatement and the related disclosure in the financial statements and how their report complies with the guidance in AU Section 508.18A absent this paragraph.

The audit report has been amended to include the following sentence:

As discussed in note 9, the prior period financial statements had been restated for corrections of misstatements in 2008.

Statements of Operations, page F-5

15.

We note your disclosure on page F-15 that you converted from a Subchapter S corporation to a C-corporation in January 2009.  However, you continue to present pro forma income tax expense (benefit) for the year ended December 31, 2009 and the interim periods ended March 31, 2009 and 2010.  Please tell us why you continue to present the tax expense or benefit related to these periods on a pro forma basis.

The Company has reviewed the applicable rules and as a result has removed the disclosure of pro forma income tax expense in the year ended December 27, 2009 and the interim period ending June 27, 2010.

Notes to Financial Statements

Note 10 - Subsequent Events (Unaudited), page F-19

16.

We note that on January 13, 2010, you entered into a settlement agreement with DWG Partners whereby the Master License Agreement was rescinded and you agreed to refund $250,000 to DWG Partners. We further note that you treated this transaction, which resulted in a significant gain to the Company, as a recognized subsequent event for the year ended December 27, 2009. Please explain in reasonable detail how you considered the guidance of ASC 855-10-25. In this regard, it appears that as of the balance sheet date, you had a non-refundable contract in place that was terminated after year end even though your disclosure on page F-16 states that the settlement had an effective date of December 15, 2009. As a result, it is not clear why the event was treated as a recognized subsequent event as opposed to a non-recognized subsequent event.

The settlement agreement with DWG Partners was signed on January 13, 2010 as a result of a settlement reached in 2009 of litigation between the Company and DWG Partners.  The litigation concerned the master development agreement with DWG Partners which resulted in a $400,000 franchise fee that was recorded as deferred revenue.  The settlement provides for the repayment to DWG of $250,000. The settlement agreement states in paragraph 6 that DWG Partners is allowed to retain all royalties paid by certain franchisees procured by it after December 15, 2009, except that the amount of the royalties are applied to the $250,000 payment obligation.  Taking into consideration that the settlement was reached in principle in fiscal 2009, and given an effective date by the parties of December 15, 2009, we believe that this is a recognized subsequent event in accordance with ASC 855-10-25 and ASC 855-10-55.

In SEC Staff has previously stated that general principle that financial statements must not be misleading as of the date they are filed with the SEC.  See, e.g., “Issuance of financial statements,” S99-2.  Since the agreement results in a material change to the balance sheet and liabilities of the Company as of December 27, 2009, we believe it would be materially misleading if the settlement were not given effect as of that date.

Exhibit 5

17.

Your legal opinion, dated April 28, 2010, must speak as of a date relatively close to the date of desired effectiveness. Please provide an updated legal opinion filed as an exhibit to your amended registration statement.

An updated legal opinion has been filed with Amendment No. 5.

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Michael Rosenberger

James Robert Shaw

William Uniak

Tom Ridenour

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT A

Response to Comment No. 5:

Selling Shareholders

The selling shareholders named below are selling the securities.  The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering.  These selling shareholders acquired their shares in transactions that were exempt from registration under section 4(2) of the Securities Act of 1933 under the Securities Act of 1933, specifically:

•

From January 12, 2009 to May 27, 2009, we issued 608,667 shares to seventeen investors in consideration for an aggregate investment of $153,700. 578,000 of the shares were sold at $0.25 per share and 30,667 of the shares were sold at $0.30 per share.  The securities were offered pursuant to Rule 506 under SEC Regulation D to accredited or sophisticated investors.

•

From January 15, 2009 to June 14, 2009, we issued 258,000 shares for paralegal, business plan development, office support/secretarial/business development and branding, accounting, securities legal and operational support to thirteen individuals.  We valued theses shares at $76,800 based on the price at which we were contemporaneously selling shares to cash investors at the time of issuance of the shares for services.  In particular, 12,000 of the shares were valued at $0.25 per share and 246,000 of the shares were valued at $0.30 per share.  The shares issued for services included 50,000 shares issued to each of Messrs. Rosenberger and Shaw as bonus compensation, which were valued at $0.30 per share, or $15,000 each.

•

Of the shares being registered on behalf of Michael Rosenberger, 50,000 were acquired as bonus compensation in 2009, and the remaining 30,000 were issued to him upon our formation in 2000.

•

Of the shares being registered on behalf of Mr. Shaw, 50,000 were acquired as bonus compensation in 2009, and the remaining 30,000 were acquired from Mr. Rosenberger on January 4, 2009 as part of his agreement to become an officer and director of us.

We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated.  We will not receive any proceeds from the sale of the securities by the selling shareholders.  No selling shareholders are broker-dealers or affiliates of broker-dealers.

Selling Shareholder	Shares to be offered by the Selling Stockholders	Percentage owned before Offering	Amount owned after the offering, assuming all shares sold	Percentage owned after the offering, assuming all shares sold	Material Transactions with Selling Shareholder in past 3 years
Bartelt, Duane	8,000	*	0	0	[2]
Champagne, Raymond	10,000	*	0	0	[2]
Crowe, Chuck	5,000	*	0	0	[2]
Emrick, Bill	24,000	*	0	0	[2]
Ferstl, Tom	56,000	*	0	0	[2]
Freed, Corey	80,000	*	0	0	[2]
Gulie, Barbara	80,000	*	0	0	[2]
Gulie, Beverly	80,000	*	0	0	[2]
Gulie, Susan	80,000	*	0	0	[2]
Hilt, Robert	12,000	*	0	0	[2]
Murk, Kay	16,667	*	0	0	[3]
Naso, Dominic J	55,000	*	0	0	[2]
Paul, Jerry	40,000	*	0	0	[2]
Wagner Living Trust	8,000	*	0	0	[2]
Williams, Gary	40,000	*	0	0	[2]
Franklin L. Silber	4,000	*	0	0	[3]
Shiela Wood	10,000	*	0	0	[3]
Denise Annunciata	4,000	*	0	0	Paralegal 11/15/08- 6/9/09 [4]
Joanne Wolforth	4,000	*	0	0	Paralegal 11/15/08- 6/9/09 [4]
Kathy Rasler	4,000	*	0	0	Paralegal 11/15/08- 6/9/09 [4]
Benjamin Silber	20,000	*	0	0	Business Plan Development 11/3/08-4/14/09 [5]
Herb Senft	10,000	*	0	0	Business Plan Development 10/13/08-11/18/08 [5]
Susan Lister	24,000	*	0	0	Secretarial 10/13/08 – 8/1/09 [5]
Gerald Smith	12,000	*	0	0	Internet and web support 10/13/08 – 6/24/09 [5]
James Smith	24,000	*	0	0	Business Consulting 10/15/08 – 8/20/09 [5]

Tom Ridenour	50,000	*	0	*	Accountant: on-going [5]
Katie Ivanov	2,000	*	0	0	Secretarial: on-going [5]
Debra Hill	4,000	*	0	0	Attorney: on-going [5]
James Shaw	80,000	39.1%	13,570,000	38.9%	Officer/Director: on-going [5]
Michael Rosenberger [1]	80,000	53.4%	18,530,000	53.1%	Officer/Director: on-going [5]
Total	926,667		32,340,000

* Less than 1%

[1] Excludes 1,500,000 shares held by Shawn Patricia McCarthy, his wife.

[2] Purchased shares for $0.25 per share.

[3] Purchased shares for $0.30 per share.

[4] The agreement with these service providers was that if they rendered the required services as described in this column, they would receive these shares.  All service providers rendered the required services.  The shares were valued at $0.25 per share.

[5] The agreement with these service providers was that if they rendered the required services as described in this column, they would receive these shares.  All service providers rendered the required services.  The shares were valued at $0.30 per share.

Blue Sky

 The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the Shares available for trading on the OTCBB, investors should consider any secondary market for the Company's securities to be a limited one. We intend to seek coverage and publication of information regarding the company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations.  We may not be able to secure a listing containing all of this information.  Furthermore, the manual exemption is a non issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.